UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.    )

Boqii Holding Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

09950L104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09950L104

SCHEDULE 13G

1	Names of Reporting Persons CW PETS Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) CO

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

CUSIP No. 09950L104

1	Names of Reporting Persons Chengwei Capital HK Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) CO

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

CUSIP No. 09950L104

1	Names of Reporting Persons Chengwei Evergreen Capital, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) PN

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

CUSIP No. 09950L104

1	Names of Reporting Persons Chengwei Evergreen Management, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) CO

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

CUSIP No. 09950L104

1	Names of Reporting Persons EXL Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) CO

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

CUSIP No. 09950L104

1	Names of Reporting Persons Eric Xun Li
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,197,747 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,197,747 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,747 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.1% of the total outstanding ordinary shares(2), or 2.0% of the total outstanding voting power(3).
12	Type of Reporting Person (See Instructions) IN

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

ITEM 1(a).                                 NAME OF ISSUER:

Boqii Holding Limited

ITEM 1(b).                                 ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210, People’s Republic of China

ITEM 2(a).                                 NAME OF PERSON FILING:

(i)                                     CW PETS Limited

(ii)                                  Chengwei Capital HK Limited

(iii)                               Chengwei Evergreen Capital, L.P.

(iv)                              Chengwei Evergreen Management, LLC

(v)                                 EXL Holdings, LLC

(vi)                              Eric Xun Li

ITEM 2(b).                                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li is Rm 3303A, The Centrium, 60 Wyndham Street, Central, Hong Kong, Central, Hong Kong S.A.R., People’s Republic of China.

ITEM 2(c).                                  CITIZENSHIP:

CW PETS Limited	British Virgin Islands
Chengwei Capital HK Limited	Hong Kong
Chengwei Evergreen Capital, L.P.	Cayman Islands
Chengwei Evergreen Management, LLC	Cayman Islands
EXL Holdings, LLC	Cayman Islands
Eric Xun Li	People’s Republic of China

ITEM 2(d).                                 TITLE AND CLASS OF SECURITIES:

Class A ordinary shares of the Issuer.

ITEM 2(e).                                  CUSIP NO.:

09950L104

ITEM 3.                                                Not Applicable

Item 4.                                                         OWNERSHIP

Reporting Person	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
CW PETS Limited	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0
Chengwei Capital HK Limited	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0
Chengwei Evergreen Capital, L.P.	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0
Chengwei Evergreen Management, LLC	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0
EXL Holdings, LLC	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0
Eric Xun Li	6,197,747	(1)	9.1	%(2)	2.0	%(3)	6,197,747	(1)	0	6,197,747	(1)	0

Notes:

(1)         Representing 6,197,747 Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands. CW PETS Limited is wholly owned by Chengwei Capital HK Limited, which is wholly owned by Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, L.P. Chengwei Evergreen Management, LLC is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric Xun Li. CW PETS Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li are deemed to share beneficial ownership of the Class A ordinary shares of the Issuer.

(2)         Calculated based on a total of 68,064,761 ordinary shares of the Issuer as a single class (consisting of 55,027,032 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all outstanding ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.

Item 5.                                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

Item 6.                                 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

Item 7.                                 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

Item 8.                                 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

Item 9.                                 NOTICE OF DISSOLUTION OF GROUP

Not applicable

Item 10.                          CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 05, 2021

CW PETS Limited

By:	/s/ Ye Sha
Name: Ye Sha
Title: Director

Chengwei Capital HK Limited

By:	/s/ Eric Xun Li
Name: Eric Xun Li
Title: Director

Chengwei Evergreen Capital, L.P.

By:	/s/ Eric Xun Li
Name: Eric Xun Li
Title: Director

Chengwei Evergreen Management, LLC

By:	/s/ Eric Xun Li
Name: Eric Xun Li
Title: Director

EXL Holdings, LLC

By:	/s/ Eric Xun Li
Name: Eric Xun Li
Title: Director

Eric Xun Li

By:	/s/ Eric Xun Li
Name: Eric Xun Li

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement